UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(mark one)

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the Fiscal Year Ended December 31, 2007

Or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-556

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

SUREWEST KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

SUREWEST COMMUNICATIONS

200 VERNON STREET

ROSEVILLE, CALIFORNIA 95678

SUREWEST KSOP

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

As of December 31, 2007 and 2006 and

For the Year Ended December 31, 2007

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

SureWest KSOP

We have audited the accompanying statement of net assets available for benefits of the SureWest KSOP (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the SureWest KSOP as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of reportable transactions for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Perry-Smith LLP
Sacramento, California
June 17, 2008

SUREWEST KSOP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006

ASSETS

Investments at fair value (Note 4):
Mutual funds	$53,726,954	$51,450,366
SureWest Communications common stock	11,827,301	21,188,450
Common collective trust	2,149,108	—
Participant loans	667,455	—

	68,370,818	72,638,816

Receivables:
From broker for securities sold	22,576	285,975
Contributions	398	31,361

Total receivables	22,974	317,336

Total assets	68,393,792	72,956,152

LIABILITIES

Due to broker for securities purchased	38,035	223,712

Net assets available for benefits	68,355,757	72,732,440

Adjustments from fair value to contract value for fully benefit responsive investment contracts	(16,262)	—

Net assets available for benefits	$68,339,495	$72,732.440

The accompanying notes are an

integral part of these financial statements.

SUREWEST KSOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2007

ADDITIONS

Additions to net assets attributed to:
Investment income (Note 4):
Interest and dividend income	$3,941,888
Interest on participant loans	21,146

Total investment income	3,963,034

Contributions:
Participants	4,229,592
Employer	2,428,805
Rollover	138,606

Total contributions	6,797,003

Total additions	10,760,037

DEDUCTIONS

Deductions from net assets attributed to:
Net depreciation in fair value of investments	5,467,941
Benefits and withdrawals paid to participants	9,685,041

Total deductions	15,152,982

Net decrease	4,392,945

Net assets available for benefits:
Beginning of year	72,732,440

End of year	$68,339,495

The accompanying notes are an

integral part of these financial statements.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

1.                                      DESCRIPTION OF THE PLAN

General

The SureWest KSOP (the “Plan”) is a defined contribution plan established by SureWest Communications (“SureWest” or the “Company”) effective January 1, 1999.  Effective December 31, 2001, the Plan was merged with the SureWest Communications Retirement Supplement Plan with the Plan being the surviving plan.  All employees of SureWest and participating subsidiaries are immediately eligible to participate in the Plan.

The Administrative Committee of the Company’s Board of Directors (“Administrative Committee”) has the responsibility for the general operation of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Vanguard Fiduciary Trust Company (“Vanguard”) serves as the Custodian and third party administrator of the Plan.  The Plan has two features, a “Stock Bonus” feature and an “Employee Stock Ownership” feature, qualifying under Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). In July 2006, the KSOP was amended to allow after-tax Roth elective deferrals as part of the Plan.  In July 2007, the KSOP was amended to add an automatic enrollment feature, change the employer matching requirements and allow for a participant loan program.

The following description of the Plan provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Contributions

Each year, participants may make salary deferral contributions in any whole percentage up to 50% of pretax annual compensation, subject to certain Internal Revenue Code limitations.  Effective July 1, 2006, participants may also elect to make salary deferral contributions on an after-tax basis in any whole percentage increments, subject to certain limitations defined by the Plan.  These contributions are designated as Roth elective deferral contributions.

The Company makes a matching contribution equal to 100% of the participant’s elective and Roth elective contribution, up to a maximum of 6% of the participant’s compensation.  Participants begin receiving the Company’s matching contribution when they enter the Plan and must have completed one year of service in order to be fully vested in the Company’s matching contribution.  Company contributions are subject to certain IRC limitations.

Participants may also contribute assets to the Plan that qualify as rollover contributions within the meaning of the Code.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.                                      DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s salary deferral and Roth elective contributions, allocation of the Company’s matching contribution, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.  Employer matching contributions are allocated to participants based on the participant’s elective contributions.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Investment Options

Participants direct the investment of their contributions among any or all of the investment options offered by Vanguard.  Participants may change their investment options at any time through Vanguard.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants are allowed to have two outstanding loans at any given time; one general purpose loan and one residential loan.  Loan transactions are treated as a transfer to (from) the investment fund (to) from the participant loan fund.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Principal and interest is paid through bi-weekly payroll deductions.

Vesting

Participants are immediately vested in their salary-deferral contributions, plus actual earnings thereon.  Participants vest in Company matching contributions after one year of service.

Payment of Benefits

Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution equal to the value in his or her account.  Distributions for the value of a participant’s account invested in the SureWest Company Stock Fund are made in the form of the Company’s common stock plus cash for any fractional shares or, if a participant elects, in cash as provided by the Plan Document.  Participants may also elect to receive in-service distributions on account of hardship or after attaining age 59½.  Cash dividends paid on SureWest common stock allocated to participant accounts may be paid to participants in cash at the determination of the Administrative Committee.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

1.                                      DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits (Continued)

The following amounts were distributed to participants or their beneficiaries:

Year Ended
December 31,
2007

Shares of SureWest common stock	$270,070
Cash	9,414,971

$9,685,041

Forfeitures

Forfeitures are used to offset Company matching contributions for the Plan’s fiscal year.  At December 31, 2007, Company matching contributions were reduced by $3,149.

Administrative Expenses and Services

The Company provides bookkeeping and other administrative services for the Plan at no charge.  Investment fund administrative expenses are paid by the Plan.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  All shares for which the Trustee has not received timely participant directions shall be voted in the same proportion as the shares for which the trustee received timely directions, as defined in the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, the full value of the Employee and Company Accounts of all participants affected thereby would be fully vested and non-forfeitable.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Contributions

Contributions from participants are recorded by the Plan when they are received by SureWest.  Contributions from SureWest are recorded by the Plan when they become obligations of the Company.

Concentration of Investments

Included in investments at December 31, 2007 and 2006 are shares of the Plan Sponsor’s common stock (SureWest) with a market value of $11,827,301 and $21,188,450, respectively.  The investment represents approximately 17% and 29% of total investments at December 31, 2007 and 2006.  The Company’s telecommunications operations are conducted in the same geographic region of Northern California where the majority of the employees and Plan participants reside.

The Plan invests in various securities including SureWest common stock, that, in general, are exposed to various risks such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  The Company’s common stock is traded on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year.  Shares of registered investment companies are reported at fair value based on the quoted market price of the fund, which represents the net asset values on the last business day of the Plan year.  Shares of the institutional money market account are valued at cost plus accrued interest, which approximates fair value.

Investments in the Investment Contract Trust (Vanguard Retirement Savings Trust) primarily include bank common or commingled trusts and insurance contracts.  The fair value of the Investment Contract Trust is calculated by discounting the related cash flows based on the current yields of similar instruments with comparable durations.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments

Benefits

Benefits are recorded when paid.

Impact of Recently Issued Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157 (SFAS 157), Fair Value Measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The provisions of SFAS 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan adopted SFAS 157 on January 1, 2008 and its adoption did not have a material impact on the Plan’s financial position or result of operations.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impact of Recently Issued Accounting Standards (Continued)

Fair Value Accounting

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.  This Statement permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  This Statement is expected to expand the use of fair value measurement, which is consistent with the FASB’s long-term measurement objectives for accounting for financial instruments.  SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.  The Plan adopted SFAS No. 159 on January 1, 2008 and the Plan’s management did not elect the fair value option for any of its financial instruments.

Reclassifications

Certain reclassifications have been made to the 2006 balances to conform to the basis of presentation for 2007.

3.                                      INVESTMENTS IN COMMON COLLECTIVE TRUST

The Plan has a benefit-responsive investment contract with the Vanguard Fiduciary Trust Company Retirement Savings Trust (Vanguard RST).  Vanguard RST maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Vanguard RST, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed and reset on a quarterly basis.

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

3.                                      INVESTMENTS IN COMMON COLLECTIVE TRUST (Continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) any change in the status of the Plan as a qualified Plan under Code section 401(a), (2) any significant change in the number of employees covered under or participating in the Plan, whether by reason of a corporate merger, acquisition, sale, layoffs or otherwise, or (3) any change in the investment options available under the Plan or any other change in the provisions, operation, administration or funding of the Plan which would be expected to have a material impact on the amounts of Plan assets and contributions to be invested in Vanguard Retirement Savings Trust.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

4.                                      INVESTMENTS

The Plan’s investments are held in trust by Vanguard.  The Plan’s trust agreement requires the Trustee to invest the Plan’s assets into various fund options as directed by each participant.

Investments that represented 5% or more of the fair value of the Plan’s net assets were as follows:

	December 31,
	2007	2006

SureWest common stock	$11,827,301	$21,188,450
Vanguard Capital Opportunity Fund	9,380,461	9,619,401
Vanguard Target Retirement 2015 Fund	7,391,276	—
American Funds EuroPacific Growth Fund	7,146,348	5,870,672
Vanguard 500 Index Fund Investor Shares	6,399,807	6,395,442
Vanguard Growth and Income Fund Investor Shares	4,781,112	5,230,581
Vanguard Target Retirement 2040 Fund	4,689,666	—
Vanguard Total Bond Market Index Fund	4,242,551	3,232,300
Vanguard LifeStrategy Growth Fund	41	5,636,225
Vanguard LifeStrategy Moderate Growth Fund	4	6,928,045
Other investments	12,512,251	8,537,700

Total	$68,370,818	$72,638,816

SUREWEST KSOP

NOTES TO FINANCIAL STATEMENTS

(Continued)

4.                                      INVESTMENTS (Continued)

The Plan’s investments, including investments purchased, sold and held during the year, appreciated (depreciated) in fair value as follows:

Year Ended
December 31,
2007

Shares of SureWest common stock	$(6,559,701)
Shares of registered investment companies	1,091,760

$(5,467,941)

5.                                      PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Investments, which currently consist of shares of SureWest common stock and shares of various registered investment companies, are managed by Vanguard. Because the Plan covers substantially all full-time employees of SureWest, and because Vanguard serves as trustee of the Plan, these investments constitute transactions with parties-in-interest.

During the years ended December 31, 2007 and 2006, the Plan purchased 126,700 and 91,938 shares of SureWest common stock with an aggregate cost of $2,764,474 and $1,936,497.  In addition, during the years ended December 31, 2007 and 2006, the Plan sold 193,939 and 174,774 shares of SureWest common stock, with an aggregate fair value at the date of sale of $5,311,431 and $4,116,178.  The Plan received dividends from SureWest of $675,426 and $807,115 during the years ended December 31, 2007 and 2006.

6.                                      FEDERAL INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 23, 2003, stating that the Plan is qualified under Section 401(a), 401(k) and 4975(e)(7) of the Code and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULES

SUREWEST KSOP

EMPLOYER IDENTIFICATION NUMBER:  HF-68-0365195

PLAN NUMBER: 003

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

		(c)
		Description of
	(b)	Investment, Including
	Identity of Issuer,	Maturity Date, Rate of		(e)
	Borrower, Lessor	Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par or Maturity Value	Cost	Value

	Vanguard Prime Money Market			$58,305

	Common Stock:
*	SureWest Communications	691,655 Shares, no par value	**	11,827,301

	Registered Investment Companies:
*	Vanguard Capital Opportunity Fund	254,765 shares	**	9,380,461
*	Vanguard Target Retirement 2015	565,948 shares	**	7,391,276
	American Funds EuroPacific Growth Fund	140,483 shares	**	7,146,348
*	Vanguard 500 Index Fund Investor Shares	47,353 shares	**	6,399,807
*	Vanguard Growth & Income Fund Investor Shares	149,316 shares	**	4,781,112
*	Vanguard Target Retirement 2040	197,293 shares	**	4,689,666
*	Vanguard Total Bond Market Index Fund	417,574 shares	**	4,242,551
*	Vanguard LifeStrategy Conservative
*	Vanguard Target Retirement 2005	234,981 shares	**	2,824,466
*	Vanguard Target Retirement Income	215,282 shares	**	2,396,089
*	Vanguard Retirement Savings Trust	2,132,847 shares	**	2,149,108
*	Vanguard Target Retirement 2020	74,875 shares	**	1,757,325
*	Vanguard Target Retirement 2010	39,119 shares	**	902,087
*	Vanguard Target Retirement 2025	29,372 shares	**	402,987
*	Vanguard Target Retirement 2030	16,008 shares	**	381,963
*	Vanguard Target Retirement 2035	17,017 shares	**	248,788
*	Vanguard Windsor II Investment	6,702 shares	**	209,490
	American Funds AMCAP Fund	8,098 shares	**	163,587
	Goldman Sachs Mid Cap Value	4,337 shares	**	154,562
*	Vanguard Target Retirement 2050	4,737 shares	**	113,028
*	Vanguard Target Retirement 2045	5,495 shares	**	82,927
	Growth Fund	5 shares	**	84
*	Vanguard LifeStrategy Growth Fund	2 shares	**	41
*	Vanguard LifeStrategy Moderate Growth Fund	0 shares	**	4

	Participant loans	Interest rates ranging from 8.25% to 9.25%		667,455

	Total			$68,370,818

*	Represents a party-in-interest to the Plan as defined by ERISA.
**	Cost information has been omitted as investments are all participant directed.

SUREWEST KSOP

EMPLOYER IDENTIFICATION NUMBER:  HF-68-0365195

PLAN NUMBER:  003

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2007

							(h)
					(f)		Current Value
(a)	(b)	(c)	(d)	(e)	Expense	(g)	of Asset on	(i)
Identity of	Description	Purchase	Selling	Lease	Incurred with	Cost of	Transaction	Net Gain
Party Involved	of Asset	Price	Price	Rental	Transaction	Asset	Date	or (Loss)
Vanguard	American Funds EuroPacific Gro	$2,949,832					$2,949,832
Vanguard	American Funds EuroPacific Gro		$2,160,635			$1,668,468	$2,160,635	$492,167
* Vanguard	Vanguard Capital Opportunity	$2,715,765					$2,715,765
* Vanguard	Vanguard Capital Opportunity		$3,077,341			$2,164,509	$3,077,341	$912,832
* Vanguard	Vanguard Growth & Income Inv	$2,054,881					$2,054,881
* Vanguard	Vanguard Growth & Income Inv		$2,026,445			$1,628,501	$2,026,445	$397,944
* Vanguard	Vanguard LifeSt Growth Fund	$1,698,050					$1,698,050
* Vanguard	Vanguard LifeSt Growth Fund		$7,624,480			$7,148,768	$7,624,480	$475,712
* Vanguard	Vanguard LifeSt Mod Growth	$—					$—
* Vanguard	Vanguard LifeSt Mod Growth		$6,085,589			$6,085,589	$6,085,589	$—
* Vanguard	Vanguard Prime Money Mkt	$2,620,374					$2,620,374
* Vanguard	Vanguard Prime Money Mkt		$2,177,534			$2,177,534	$2,177,534	$—
* Vanguard	Vanguard Tgt Retirement 2015	$8,119,450					$8,119,450
* Vanguard	Vanguard Tgt Retirement 2015		$731,160			$725,187	$731,160	$5,973
* Vanguard	Vanguard Tgt Retirement 2040	$5,742,253					$5,742,253
* Vanguard	Vanguard Tgt Retirement 2040		$1,067,552			$1,062,650	$1,067,552	$4,902
* Vanguard	Vanguard Retire Savings Trust	$3,775,866					$3,775,866
* Vanguard	Vanguard Retire Savings Trust		$1,643,080			$1,643,080	$1,643,080	$—
* Vanguard	SureWest Co. Stock Fund	$2,727,126					$2,727,126
* Vanguard	SureWest Co. Stock Fund		$5,588,146			$4,597,233	$5,588,146	$990,913

*  Party-in-interest to the Plan.

SUREWEST KSOP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SureWest KSOP

/s/Steven C. Oldham
STEVEN C. OLDHAM
President and CEO
Date: June 26, 2008

SUREWEST KSOP

Exhibit Index

Exhibit No.	Description	Method of Filing

23.1	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm	Filed herewith